I:\EDGAR\PENDING\a10902.doc
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

       Entergy Nuclear New York Investment Company III
                One Rodney Square, 10th Floor
                    Tenth & King Streets
                    Wilmington DE  19801

     This certificate is notice that Entergy Nuclear New
York Investment Company III, a Delaware corporation, (the
"Corporation") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of
Section 6 (a) of the Public Utility Holding Company Act of
1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             Promissory note issued by the
             Corporation pursuant to the terms of
             a Credit Agreement between Entergy
             Nuclear Finance, Inc. ("ENFI") and
             Entergy Nuclear New York Investment
             Company ("ENNY III") which Credit
             Agreement  (and related Note) were
             entered into on September 5, 2001
             (the "Credit Agreement").

      2.     Issue, renewal or guaranty:
             Issuance

      3.     Principal amount of each security:
             Not to exceed $525,000,000 at any
             time outstanding.

      4.     Rate of interest per annum of each
             security:
             ENFI's effective cost of capital, as
             defined under Rule 52(b) under the
             Public Utility Holding Company Act
             of 1935, as determined from time to
             time by ENFI and notified to ENNY
             III, in each case, computed on the
             basis if a 365 day year for the
             actual number of days (including the
             first day, but excluding the last)
             occurring in the period such
             interest is payable.

      5.     Date of issue, renewal or guaranty
             of each security:
             Subject to the terms of the Credit
             Agreement, the Corporation may
             request advances from time to time
             up to the amount available under the
             Credit Agreement.  As of the date of
             this Certificate, funds in the
             amount of $525,000,000 were advanced
             by "ENFI" to the Corporation on
             September 5, 2001.

      6.     If renewal of security, give date of
             original issue:
             Not applicable

      7.     Date of maturity of each security:
             Each advance shall mature at such
             time as provided in the Credit
             Agreement or the promissory note,
             but in any event not later than
             September 5, 2006.

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             Entergy Nuclear Finance, Inc.

      9.     Collateral given with each security,
             if any:
             Not applicable

     10.     Consideration received for each
             security:
             The full principal amount of each
             advance.

     11.     Application of proceeds of each
             security:
             To be used by ENNY III to meet its
             expenses and to make investments in
             or loans to affiliated businesses.

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6 (a) because
             of:

             a.   the provisions contained in the
                  first sentence of Section 6 (b):
             b.   the provisions contained in the
                  fourth sentence of Section 6 (b):
             c.   the provisions contained in any
                  rule of the Commission other than
                  Rule U-48:   X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6 (a) by virtue of the first
             sentence of Section 6 (b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             of par value of the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of the fourth
             sentence of Section 6 (b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52(b).



                                  ENTERGY NUCLEAR NEW YORK
                                  INVESTMENT COMPANY III


                                  BY: /s/Steven C. McNeal
                                  ------------------------
                                       Steven C. McNeal
                                Vice President and Treasurer

     Date: April 30, 2002